Exhibit 99.1

Tel Aviv, Israel – March 30, 2020 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM) today announced that it entered into an agreement to settle the derivative action pending in the Tel Aviv-Jaffa District Court entitled Horev v. B Communications Ltd., that was commenced in July 2016 and was approved with the respect to Internet Gold – Golden Lines Ltd. (“Internet Gold”) in July 2019, alleging an unlawful dividend distribution of NIS 113 million, in which Internet Gold’s part amount for approximately NIS 73 million. Under the terms of the proposed settlement, the Company will receive a total of NIS 22 million (principal plus accrued interest) of the Company’s Series C Debentures ("the Settlement Sum"), currently held by Internet Gold, in return for a waiver of the derivative action against Internet Gold. Under the agreement the derivative plaintiff will be awarded a total amount of NIS 4.23 million for expenses, lawyers' fees and reward (this amount will come out of the Settlement Sum). The proposed settlement is subject to final approval by both the District Court and the Insolvency Court dealing with Internet Gold’s insolvency proceedings. Such approval is expected in 2020, but could be delayed by appeals or other proceedings.

As previously reported, the District Court rejected the motion with respect to the Company’s directors at the time, but an appeal was filed by the derivative plaintiff to the Supreme Court against the dismissal of the claim in respect to the directors and this appeal is still pending and is not covered under this proposed settlement. The Company will update on any material developments with respect to this pending appeal.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.